AEHR Test Systems
400 Kato Terrace
Fremont, California 94539

September 15, 2021

Via EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

Re:
AEHR TEST SYSTEMS

Registration Statement on Form S-3 (Registration No. 333-259317)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-259317) (the “Registration Statement”) of AEHR Test Systems (the “Company”). We respectfully request that the Registration Statement become effective as of 9:00 a.m., Eastern Time, on September 17, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Jack Sheridan at (650) 463-3016 or Phillip Stoup at (415) 395-6027.

If you have any questions regarding the foregoing, please do not hesitate to contact Jack Sheridan at (650) 463-3016 or Phillip Stoup at (415) 395-6027, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

AEHR TEST SYSTEMS

/s/ Kenneth B. Spink
Name: Kenneth B. Spink
Title: Vice President of Finance and Chief Financial Officer

cc:
Jack Sheridan, Latham & Watkins LLP
Phillip Stoup, Latham & Watkins LLP